

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 29, 2008

Mark A. Ernst
Chief Executive Officer
H&R Block, Inc.
One H & R Block Way
Kansas City, Missouri 64105

     Re: **H & R Block, Inc.**
            Form 10-K, for period ended April 30, 2007
            Filed June 29, 2007
            File No. 001-06089

Dear Mr. Ernst:

     We have reviewed your filings and have the following comments, which should be complied with **in all future filings**. Please indicate, in your response letter, your understanding of our request for future compliance. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements, and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments, or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1A. Risk Factors, page 15

1. In future filings, if risk factor disclosure is included, please present each material risk in a manner consistent with the requirements of Item 503(c) of Regulation S-K. In this regard, your risk factor captions are mere phrases that do not highlight the risk to investors. In addition, many of the descriptions that follow do not describe a material risk but only highlight characteristics of your operations or financial condition discussed in the same manner elsewhere in your report.

Litigation, page 15

2. We note the first sentence of this risk factor which characterizes your lawsuits as occurring "in the normal course of [your] business related to RALs, our POM guarantee program, electronic filing of tax returns…and other matters." In future filings, please make clear that any litigation being described in a risk factor and your later legal proceedings disclosure are material legal proceedings, and explain the potential material adverse consequences (i.e. financial liability or injunctive action) that could affect your operations or financial condition. In this regard, the litigation being described in this section does not appear to be ordinary litigation incidental to your business.

Definitive Proxy Statement filed July 30, 2007

Executive Compensation, page 17

Elements of Executive Compensation Program, page 19

3. In future filings, please disclose your quantitative performance targets used in evaluating awards under your short term incentive compensation program, and discuss whether your goals and targets were exceeded, achieved or underachieved for each named executive officer. For example, on page 21, you state your 2007 STI payouts were less than targeted payouts because the results achieved were below pre-established performance objectives, including your corporate EPS target, Financial Services segment pre-tax earnings target and your Business Services segment pre-tax earnings target. In future filings, disclose what the actual performance targets.

*   *   *   *

As appropriate, please ensure that all future filings comply with these comments. Furthermore, please provide us written correspondence, confirming you will comply with these comments in future filings. Please contact Collin Webster, Staff Attorney, at (202) 551-3522 or me at (202) 551-3810 with any questions.

Sincerely,

/s/Larry Spirgel
Assistant Director